June 14, 2022

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:  Ruairi Regan, Esq.

Re: Circle Energy, Inc.

Registration Statement on Form S-1

Filed May 23, 2022

File No. 333-263384

Dear Mr. Regan:

In connection with your comment letter dated June 10, 2022, to the registration statement on Form S-1/A (the “Registration Statement”) of Circle Energy, Inc. (the “Company”), I have been authorized to provide you with the following responses to the comments contained in your letter:

Amendment No. 2 to Registration Statement on Form S-1
Proposed Business, page 16

1.Please provide expanded disclosure regarding your budget and development plan for the initial two wells for this project. Also, provide an expanded description of your plans regarding the drilling of new vertical or horizontal Clear Fork wells. Describe the anticipated source of funds needed to fulfill these plans.

RESPONSE:  Management intends to use existing funds to attempt to expand its acreage position within the area of mutual interest surrounding the existing lease.  Their ability to accomplish this will determine development plans for the area, including whether to develop it with horizontal or vertical drilling.  Regardless of their success in expanding the area of development, they intend to drill the wells necessary to meet their existing lease obligations.  Each well is expected to cost approximately $750,000, and funds

SOUTH JORDAN | 1802 W. South Jordan Parkway, Suite 200 | South Jordan, Utah 84095 | 801.495.4104

Ruairi Regan, Esq.

June 15, 2022

for these wells are anticipated to be secured from managements contacts in the industry.  A specific budget for the Clear Fork wells will depend upon whether the wells are horizontal or vertical, which will be determined based on the amount of additional acreage ultimately acquired by the company.  Additional language has been added to both the Liquidity and Capital Resources disclosure in the MD&A section and under the Proposed Business section.

2.Please provide an expanded description of the material terms of your joint venture agreement with Aspen to mutually develop an area of mutual interest near the current lease. File that agreement as an exhibit or advise.

RESPONSE: The Company has added additional information disclosing the terms of the joint venture agreement and has filed a copy of the agreement as an exhibit.  Management has redacted portions of the exhibit disclosing the specific locations of the Area of Mutual Interest which they determined would not be material but would provide competing oil and gas companies with highly sensitive information and furnish them an advantage in targeting the locations should the Company decide to acquire the additional acreage.

Please feel free to contact me if you have any further comments or questions.

Sincerely,

/s/ Ronald N. Vance

cc:  Lloyd T. Rochford, CEO

William R. Broaddrick, CFO

Haynie & Company, Certified Public Accountants